BIONEXUS GENE LAB CORP.

Level 8, Tower 8, Avenue 5, The Horizon

 Bangar South

No.  8 Jalan Kerinchi

59200 Kuala Lumpur

Malaysia

April 2, 2016

Via EDGAR

SECURITIES AND EXCHANGE COMMISSION

Securities and Exchange Commission

Attn: Mr. Ruairi Regan

Division of Corporate Finance

Washington DC    20549

Re: BioNexus Gene Lab Corporation

File No. 333-229399

Dear Mr. Regan:

BioNexus Gene Lab Corporation hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 4:00 PM, Eastern Time, on Friday, April 3, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges that:

°	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

°

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

°

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this matter, please contact Daniel H. Luciano, Esq., counsel for the Company.

Sincerely,

BioNexus Gene Lab Corporation

/s/ Chi Yuen Leong

Chi Yuen Leong

President